

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Rui Chen
Chief Executive Officer
Bilibili Inc.
Building 3, Guozheng Center
No. 485 Zhengli Road, Yangpu District
Shanghai, 200433
People's Republic of China

> **Re: Bilibili Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 27, 2023**
> **File No. 001-38429**

Dear Rui Chen:

We have reviewed your September 26, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 5

1. Please supplement the Company's discussion of the "Officers and Directors" factor under *Tonopah* (as set forth in the Company's response to comment 1) to describe the titles or roles of the five persons who are actively involved in managing the Company's investments.

2. We note that the Company's discussion of the "Sources of Income" factor under *Tonopah* states, "[m]ore than 99% of the Company's and each Consolidated Operating Entities' total revenue for the twelve-month period ended December 31, 2022 was derived from their mobile games [and certain other sales and services] and not from investment

securities." In addition, the discussion states, "more than 99% of the Company's and each Consolidated Operating Entities' expenses for the twelve-month period ended December 31, 2022 were incurred [. . .] not in connection with investment securities."

- Please supplement this response with figures as of September 30, 2023 or the most recently available fiscal quarter end.

- The Company's discussion was not sufficiently detailed to allow the staff to assess the Company's position. Accordingly, please supplement this response to specifically provide the aggregate dollar amount and percentage attributable to each source of income (and expense) identified in the response (e.g., mobile games, services offered through video and digital media platforms, provision of products through the Company's e-commerce platform, etc.). Please also discuss how 99% of the Company's total revenue and 99% of the Company's expenses was not derived from, or incurred in connection with, investment securities when, as noted in the Company's discussion of the "Sources of Income" factor under *Tonopah*, the Company's investment securities represent approximately 29.48% of the Company's adjusted total assets as of June 30, 2023 when calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act of 1940 (the "Act") and certain other Company Group (as defined in the Company's response to comment 2) issuers have investment securities representing high percentages of adjusted total assets.

3. The Company's response to comment one, under the heading "Nature of Present Assets," refers to its response to comment 2. However, neither such response appears to provide information about the nature of the Company's present assets on a consolidated basis. Accordingly, please describe the nature of the Company's present assets on a consolidated basis as of the most recent fiscal quarter end (September 30, 2023 (if available)). Please also provide sufficient detail on the manner in which this calculation is made, including a discussion of any substantive determinations and/or characterizations of assets that are material to your calculation.

4. The staff notes the Company's discussion of the various categories of assets of the Company and its subsidiaries in its response to comment 3. However, because these responses are provided for multiple entities, they are often qualified ("generally" or "consist primarily"). Moreover, the labels of the assets in the response do not match the labels used in Appendix A. Please provide an updated response, as of the most recent fiscal quarter end (September 30, 2023 (if available)), that identifies each constituent part of the numerator(s) and denominator(s) for each entity, including a discussion of any substantive determinations and/or characterizations of assets that are material to your calculations with respect to such entity. For example, when referring to an entity's intercompany receivables or investments in majority-owned subsidiaries that are not investment companies, please ensure that your response clearly describes the nature of such assets, including their constituent parts, with respect to that specific entity and the basis for the Company's treatment of such assets.

5. In providing the information referenced above on an entity-by-entity basis, please also be sure to address the questions below for the following asset categories identified in its response to comment 3:

    - Amounts due from Group companies.
        ◦ We note that the Company's response addresses certain intercompany loans represented by notes or loan agreements, or on which interest is charged. Please discuss whether the Company Group assets consist of receivables due or owing in connection with intercompany loans which are <u>not</u> represented by notes or loan agreements, or on which interest is <u>not</u> charged. Discuss also whether, and in which asset category, these assets are reflected, and how the Company treats these assets for purposes of Section 3(a)(1)(C) of the Act.

    - Time deposits.
        ◦ Discuss whether any entity in the Company Group has deposits with maturities of less than 3 months and the Company's proposed treatment of these assets for purposes of Section 3(a)(1)(C) of the Act.

    - Restricted cash.
        ◦ Discuss the amount of restricted cash subject to restricted withdrawal periods, including whether any such cash is invested in securities, certificates of deposits, or any other assets. Please describe the legal rationale for the Company's position that the restricted cash is not an investment security and its treatment for purposes of Section 3(a)(1)(C) of the Act.

6. Please supplementally clarify how the wholly foreign-owned enterprise ("WFOE") identified in Appendix A treats each applicable variable interest entity ("VIE") for purposes of Section 3(a)(1)(C) of the Act and explain the rationale for this treatment. More specifically, please discuss whether the Company treats the WFOE's relationship with the VIE as comprising the applicable WFOE's total assets for purposes of Section 3(a)(1)(C) and, if so, how the Company is calculating the "value" of such amounts for purposes of Section 2(a)(41) of the Act.

7. Please discuss whether the entity identified as having investment securities greater than 40% of Adjusted Total Assets is registered or will be registered as an investment company under the Act and explain the rationale for its registration status.

    Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance

Rui Chen
Bilibili Inc.
October 17, 2023
Page 4

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